SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 8, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission with respect to certain discloseable events/information.

Security Code # CM-040

June 8, 2004

Philippine Stock Exchange

Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President__

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith a copy of a Current Report with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 8, 2004

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporate Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with respect to certain discloseable events/information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	CURRENT REPORT UNDER THE SECURITIES REGULATION CODE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,205,655 As of April 9, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

---------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. June 8, 2004 __________

Date of Report (Date of earliest event reported)

2. SEC Identification Number ____PW-55 ___ 3. BIR Tax Identification No. __000-488-793

4. Philippine Long Distance Telephone Company ______________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ ______________

Address of principal office Postal Code

8. (632) 814-3664 ___________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable_____________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

_____________________________________________________________________________

_____________________________________________________________________________

_____________________________________________________________________________

11. Indicate the item numbers reported herein: __________ ___________________________

We disclose that at the Annual Meeting of Stockholders of the Company held on June 8, 2004, the following persons were elected as directors of the Company for the ensuing corporate year:

Antonio O. Cojuangco Helen Y. Dee Ray C. Espinosa Napoleon L. Nazareno Bienvenido F. Nebres Manuel V. Pangilinan Corazon S. de la Paz	Albert F. del Rosario Pedro E. Roxas Juan B. Santos Teresita T. Sy Mitsuhiro Takase Shigeru Yoshida

At least four (4) of the elected directors namely, Rev. Fr. Bienvenido F. Nebres, S.J., Mr. Pedro E. Roxas, Mr. Juan B. Santos and Ms. Teresita T. Sy are independent directors who are not officers or employees of the Company or any of its subsidiaries, and do not have a relationship with the Company or any of its subsidiaries which could, or could be reasonably perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as directors.

At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders, the following persons were elected to the positions indicated opposite their respective names:

NAME POSITION

Manuel V. Pangilinan

Napoleon L. Nazareno

Maria Lourdes C. Rausa-Chan

Anabelle L. Chua

George N. Lim

Claro Carmelo P. Ramirez

Victorico P. Vargas

Rosalie R. Montenegro

Ariel A. Roda

Alfredo S. Panlilio

Ernesto R. Alberto

Jun R. Florencio

Celso T. Dimarucut

Florentino D. Mabasa, Jr.

Eriberto B. Gesalta

Ramon B. Rivera, Jr.

Eugenio F. Garcia

Emiliano R. Tanchico, Jr.

Ricardo M. Sison

Jesus C. Pasicolan

Miguela F. Villanueva

Cesar M. Enriquez

Menardo G. Jimenez, Jr.

Raymond S. Relucio

Erlinda S. Kabigting

Alfredo B. Carrera

Mario C. Encarnacion

Ma. Luz Natividad A. Lim

Ramon Alger P. Obias

Jesus M. Tañedo

Richard H. Pratte

Leo I. Posadas

Nerissa S. Ramos

Ricardo C. Rodriguez

Arnel S. Crisostomo

Rebecca Jeanine R. De Guzman

Jose Antonio T. Valdez

Emeraldo L. Hernandez

Joseph Nelson M. Ladaban

Chairman of the Board

President & CEO

Senior Vice President, Corporate Secretary

and General Counsel

Senior Vice President and Treasurer

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

First Vice President and Audit and

Assurance Head

First Vice President and Controller

First Vice President, Assistant Corporate

Secretary and Acting Corporate

Governance Compliance Officer

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Also at the same meeting:

(1) The following were appointed members of the Advisory Board/Committee:

Amado S. Bagatsing

Oscar S. Reyes

Roberto R. Romulo

Benny S. Santoso

Christopher H. Young

Ricardo R. Zarate

(2) The following were appointed Chairmen and Members of the Audit Committee, Executive Compensation Committee, Nomination Committee and Finance Committee:

Audit Committee

Rev. Fr. Bienvenido F. Nebres, S.J., Chairman

Pedro E. Roxas, Member

Juan B. Santos, Member

Corazon S. de la Paz, Advisor

Roberto R. Romulo, Advisor

Shigeru Yoshida, Advisor

Executive Compensation Committee

Albert F. del Rosario, Chairman

Ray C. Espinosa, Member

Pedro E. Roxas, Member

Oscar S. Reyes, Member

Shigeru Yoshida, Advisor

Nomination Committee

Rev. Fr. Bienvenido F. Nebres, Chairman

Pedro E. Roxas, Voting Member

Juan B. Santos, Voting Member

Victorico P. Vargas, Non-voting Member

Finance Committee

Corazon S. dela Paz, Chairman

Antonio O. Cojuangco, Member

Teresita T. Sy, Member

Amado S. Bagatsing, Member

Christopher H. Young, Member

Mitsuhiro Takase, Advisor

The Chairman (Rev. Fr. F. Nebres, S.J.) and two (2) members (Messrs. Pedro E. Roxas and Juan B. Santos) of the Audit Committee and Nomination Committee are Independent Directors. At least one (1) member (Mr. Pedro E. Roxas) of the Executive Compensation Committee is an Independent Director. At least one (1) member (Ms. Teresita T. Sy) of the Finance Committee is an Independent Director.

(3) Sycip Gorres Velayo & Co. was appointed as the Company’s independent auditors to audit the financial statements of the Company for the fiscal year 2004.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 8, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: June 8, 2004